602 ENTERPRISE DRIVE, TECHCITY
KINGSTON, NY 12401
845-338-3366   866-931-9409 FAX                                      (LOGO)
www.ImageTechLabs.com                        Image Technology Laboratories, Inc.
--------------------------------------------------------------------------------

                                                               September 9, 2008

Mr. Craig Wilson
Senior Assistant Chief Accountant
Ms. Megan Akst
Senior Staff Accountant
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Dear Mr. Wilson and Ms. Akst,

         We are in receipt of your comment letter regarding Image Technology Laboratories, Inc. (the "Company") and our Form 10-KSB for the Fiscal Year Ended December 31, 2007.

ITEM 8A. CONTROLS AND PROCEDURES, PAGE 38

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

         If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to the required managements report on internal control over financial reporting.

         RESPONSE:

         The management of the Company did complete our annual assessment of internal control over financial reporting as required, but neglected to provide the management's report on internal control over financial reporting. We have therefore initiated another assessment with particular focus on how we overlooked providing the report and what remedial actions and additional controls are necessary to prevent such an occurrence in future filings. We expect to conclude this reassessment promptly and will file an amended 10-KSB with the report at that time.

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise our disclosure as appropriate.

         RESPONSE:

         We are considering whether management's failure to provide its report on internal control over financial reporting impacts our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by the report, and will revise our disclosure as appropriate in the amended 10-KSB filing.

602 ENTERPRISE DRIVE, TECHCITY
KINGSTON, NY 12401
845-338-3366   866-931-9409 FAX                                      (LOGO)
www.ImageTechLabs.com                        Image Technology Laboratories, Inc.
--------------------------------------------------------------------------------

3. We note your CEO and CFO have concluded that our disclosure control and procedures were "effective." In your response letter, tell us whether your officers concluded that your disclosure controls and procedures are designed and effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms and also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure. Please ensure that future filings express your conclusion regarding the effectiveness of your "disclosure controls and procedures" in terms that conform precisely to the definition of that term in Rule 13a-l 5(e).

         RESPONSE:

         As of the end of the fiscal year covered by the 10-KSB, our officers concluded that our disclosure controls and procedures are designed and effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms and also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

         As indicated in the response to comment 2 above, we are considering whether management's failure to provide its report on internal control over financial reporting impacts our conclusions regarding the effectiveness of our disclosure controls and procedures as of the end of the fiscal year covered by the report, and will revise our disclosure as appropriate in the amended 10-KSB filing.

         In addition, we will ensure that future filings express our conclusions regarding the effectiveness of our "disclosure controls and procedures" in terms that conform precisely to the definition of that term in Rule 13a-15(e).

EXHIBITS 31.1 AND 31.2

4. We note that you filed your Principal Executive Officer and Principle Financial Officer certifications under Item 601 (b) (31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-B.

         RESPONSE:

         We will make the changes you indicate in the amended 10-KSB filing, thank you.

602 ENTERPRISE DRIVE, TECHCITY
KINGSTON, NY 12401
845-338-3366   866-931-9409 FAX                                      (LOGO)
www.ImageTechLabs.com                        Image Technology Laboratories, Inc.
--------------------------------------------------------------------------------


         The management of Image Technology Laboratories, Inc appreciates your help in ensuring that the filings of our Company are timely and compliant with all laws and SEC rules, to the benefit of our shareholders. Please do not hesitate to contact me should any questions arise or should you require any additional information. Thank you.


                                           -----------------------------
                                           Lewis M. Edwards, PAO and CTO
                                           Image Technology Laboratories, Inc.